UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

MARCH 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PHH Corporation

File No. 001-07797 - CF# 23257

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　　　　PHH Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2009.

　　　　Based on representations by PHH Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.73	through June 25, 2009
Exhibit 10.74	through March 27, 2010
Exhibit 10.75	through March 27, 2010
Exhibit 10.76	through February 27, 2010
Exhibit 10.78	through March 27, 2010

　　　　For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel